Exhibit 3.2

MAG Silver Corp.

Treasury Offering of Common Shares

January 25, 2023

The Common Shares will be offered by way of a short form prospectus in all provinces and territories of Canada, other than Quebec. A preliminary short form prospectus containing important information relating to the Common Shares has been filed with the applicable Canadian securities regulatory authorities. The preliminary short form prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the Common Shares until a receipt for the final short form prospectus has been issued. This term sheet does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the preliminary short form prospectus, final short form prospectus and any amendments thereto, for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

In addition, a registration statement on Form F-10 (including a prospectus) relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time such registration statement becomes effective. Before you invest, you should read the prospectus in such registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Copies of the preliminary short form prospectus may be obtained for free upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov.

Terms and Conditions

Issuer:	MAG Silver Corp. (the “Company”).

Offering:	Treasury offering of 2,735,000 common shares (“Common Shares”).

Issue Price:	US$14.65 per Common Share.

Issue Amount:	Approximately US$40 million.

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Issue Price to cover over-allotments, if any.

Concurrent Private Placement:	The Company has agreed to a brokered private placement of Flow-Through Common Shares for aggregate gross proceeds of approximately C$20 million. Additionally, the Company has granted the agents an option, exercisable, in whole or in part, up to 48 hours prior to the closing of the Offering, to purchase up to an additional 15% of the number of Flow-Through Common Shares purchased pursuant to the Concurrent Private Placement.

Use of Proceeds:	The net proceeds of the Public Offering will be used to fund exploration on Juanicipio and MAG’s other projects including Deer Trail, certain sustaining capital requirements at the Juanicipio Project not included in the initial project capital estimates, and for working capital and general corporate purposes.

Form of Offering:	Bought deal by way of short form prospectus to be filed in all provinces and territories of Canada, other than Quebec. Registered public offering in the United States via the Canada/U.S. Multijurisdictional Disclosure System. In jurisdictions outside of Canada and the United States, as agreed to between the Company and the Joint Bookrunners in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

Listing:	Applications will be made to list the Common Shares on the Toronto Stock Exchange and the NYSE American. The existing Common Shares of the Company are listed on the Toronto Stock Exchange under the symbol “MAG” and on the NYSE American under the symbol “MAG”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, DPSPs and FHSAs (as proposed by the Minister of Finance (Canada) in Bill C-32, which received Second Reading in the House of Commons on November 22, 2022).

Joint Bookrunners:	BMO Capital Markets and Raymond James Ltd.

Commission:	5.0%.

Closing:	February 7, 2023.